UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Periphas Capital Partnering Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

713895100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713895100

1.	Names of Reporting Persons PCPC Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,193,600 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,193,600 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,193,600 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.72% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 713895209

1.	Names of Reporting Persons Sanjeev Mehra
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization [•]

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 1,193,600 (1)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,193,600 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,193,600 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.72% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are (i) shares of Class A common stock underlying the private placement CAPSTM held by the Reporting Persons and (ii) the shares of Class B and shares of Class F common stock held by the Reporting Persons, both of which will automatically convert into the Issuer’s shares of Class A common stock of the Issuer at the time of the Issuer’s initial business combination and as more fully described under the headings “Description of Securities-Private Placement CAPSTM”, “Description of Securities-Performance Shares” and “Description of Securities-Founder Shares” in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 14, 2020 and based on disclosures in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2020, after giving effect to the completion of the offering, the private placements and the full exercise of the underwriter’s over-allotment option, all as described therein.

(2)

Based on 17,753,600 shares of Class A common stock, Class B common stock and Class F common stock, issued and outstanding as of December 18, 2020 as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2020 and assuming the conversion of all the shares of Class B Common Stock and Class F Common Stock into Class A Common Stock held by the Reporting Persons.

Item 1(a).	Name of Issuer Periphas Capital Partnering Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices 667 Madison Avenue, New York NY 10065

Item 2(a).	Names of Persons Filing (i) PCPC Holdings, LLC (ii) Sanjeev Mehra

Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each of the reporting persons is 667 Madison Avenue, New York NY 10065.

Item 2(c).	Citizenship The citizenship of PCPC Holdings, LLC is Delaware. The citizenship of Sanjeev Mehra is the United States.

Item 2(d).	Title of Class of Securities Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number 713895100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

	☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

	☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	☐	(d) Investment company registered under Section 8 of the Investment Company Act.

	☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

	☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

	☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

	☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

	☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

	☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 1,193,600 shares of the Issuer’s Class A common stock, Class B common stock and Class F common stock, representing 6.72% of the total Class A common stock, Class B common stock, and Class F common stock issued and outstanding. The Class B and Class F common stock are automatically convertible into the Issuer’s Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 14, 2020.

Sanjeev Mehra controls PCPC Holdings, LLC, and as such has voting and investment discretion with respect to the securities held by PCPC Holdings, LLC and may be deemed to have beneficial ownership of the securities held directly by PCPC Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class NA

Item 6.	Ownership of More than Five Percent on Behalf of Another Person NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person NA

Item 8.	Identification and Classification of Members of the Group NA

Item 9.	Notice of Dissolution of Group NA

Item 10.	Certification NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2021	PCPC Holdings, LLC

	By:	/s/ Sanjeev Mehra
		Name:	Sanjeev Mehra
		Title:	Chief Executive Officer

/s/ Sanjeev Mehra
Sanjeev Mehra

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)